UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Reven Housing REIT, Inc.

(Name of Issuer)

common stock, par value $0.001 per share

(Title of Class of Securities)

12116R106

(CUSIP Number)

Xiaofan Bai
Director
King Apex Group Holdings IV Limited
28C, 500 Zhangyang Road
Shanghai, China
TEL: (+86) 021 61652930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings IV Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

2

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boom Rich Investment Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Boom Rich Investment Limited owns approximately 45.45% of King Apex Group Holdings IV Limited (“King Apex IV”).
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

3

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xuling Wang (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mrs. Wang is a controlling investor of Boom Rich Investments Limited, and as such may be deemed to have shared voting and dispositive power over the shares held by King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) King Apex Group Holdings Limited (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	King Apex Group Holdings Limited owns approximately 22.73% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chaoyin Wei (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Wei owns approximately 11.36% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

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CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jia Meng (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mrs. Meng owns approximately 5.68% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

7

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wenbiao Bai (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Bai owns approximately 5.68% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

8

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zhigang Sun (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mr. Sun owns approximately 5.68% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

9

CUSIP No. 12116R106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lisha Shi (1)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 43,000,000
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 43,000,000 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.62% (3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The filing of this joint Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Statement.
(2)	Mrs. Shi owns approximately 3.41% of King Apex IV.
(3)	Based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

10

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to shares of the common stock, par value $0.001 per share (the “Shares”) of Reven Housing REIT, Inc., a Colorado corporation (the “Company”). The address of the principal executive office of the Company is 7911 Herschel Avenue, Suite 201, La Jolla, CA 92037.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is filed on behalf of King Apex Group Holdings IV Limited, a company formed under the laws of the British Virgin Islands (“King Apex IV”), Boom Rich Investment Limited, a company formed under the laws of the British Islands (“Boom Rich”), Xuling Wang, an individual (“Wang”), King Apex Group Holdings Limited, a company formed under the laws of the British Virgin Islands (“King Apex”), Chaoyin Wei, an individual (“Wei”), Jia Meng, an individual (“Meng”), Wenbiao Bai, an individual (“Wenbiao Bai”), Zhigang Sun, an individual (“Sun”), Lisha Shi, an individual (“Shi”). Collectively, King Apex IV, Boom Rich, Wang, King Apex, Wei, Meng, Wenbiao Bai, Sun and Shi, are referred to as the “Reporting Persons,” or individually as a “Reporting Person.”

(b) The principal business address for King Apex IV, King Apex, Wei, Meng, Wenbiao Bai, Sun and Shi is 28C, 500 Zhangyang Road, Shanghai, China 200120. The principal business address for Boom Rich and Wang is Block No. 5, Villa d’Ambre, No. 2384 Hongqiao Road, Changning District, Shanghai, China.

(c) The principal business of King Apex IV, Boom Rich and King Apex is investment. Wang, Wei, Meng, Wenbiao Bai, Sun and Shi are private investors.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f) King Apex IV and King Apex are British Virgin Islands companies. Wei, Meng, Wenbiao Bai, Sun and Shi are citizens of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Shares reported herein were acquired through a Stock Purchase Agreement, dated as of April 4, 2014 (the “Stock Purchase Agreement”), King Apex IV acquired 13,500,000 Shares for an aggregate of $2,700,000 on April 4, 2014 and pursuant to the Stock Purchase Agreement acquired 29,500,000 Shares for an aggregate of $5,900,000 on May 16, 2014.

ITEM 4. PURPOSE OF TRANSACTION

This Statement is filed due to the acquisition by King Apex IV (the “Investor”) of Shares of the Company effective April 4, 2014. The Shares acquired by the Reporting Persons were acquired for investment. The Reporting Persons intend to continually review the Company’s business affairs, financial position and future prospects, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review and other factors, the Reporting Persons may in the future take such actions with respect to investment in the Company as is deemed appropriate in light of the circumstances existing from time to time.

Except to the extent Item 3 and this Item 4 may be deemed a plan or proposal, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

11

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	As of the date hereof, the Reporting Persons may be deemed to beneficially own 43,000,000 Shares, or 32.62% of the Shares. The percentage set forth on Row 13 of the cover page and this Item 5(a) are based upon 131,835,880 shares outstanding as of August 14, 2014, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, as filed on August 15, 2014.

(b)	The Investor (i) shares the power to vote or direct the vote of 43,000,000 Shares to which this Statement relates, (ii) has the sole power to vote or direct the vote of 0 Shares to which this Statement relates, (iii) shares the power to dispose or direct the disposition of the 43,000,000 Shares to which this Statement relates, and (iv) has the sole power to dispose or direct the disposition of 0 Shares to which this Statement relates Each of the Reporting Persons, other than the Investor, (i) shares the power to vote or direct the vote of 43,000,000 Shares to which this Statement relates, (ii) has the sole power to vote or direct the vote of 0 Shares to which this Statement relates, (iii) shares the power to dispose or direct the disposition of the 43,000,000 Shares to which this Statement relates, and (iv) has the sole power to dispose or direct the disposition of 0 Shares to which this Statement relates.

(c)	Other than as set forth in Items 3 and 4 of this Statement, which are hereby incorporated by reference in this Item 5(c), the Reporting Persons have not effected any transaction relating to the Company’s Shares during the past 60 days.

(d)	Other than as set forth in Item 5(a) of this Statement, which is hereby incorporated by reference in this Item 5(d), to the Reporting Persons’ knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Persons’ Shares.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Items 1, 2, 3, 4, and 5 of this Statement, which are hereby incorporated by reference in this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated as of September 10, 2014 among King Apex IV, and its investors

Exhibit 2	Power of Attorney

12

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2014	KING APEX GROUP HOLDINGS IV LIMITED

	By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

BOOM RICH INVESTMENT LIMITED

	By:	/s/ Xiaofan Bai*
Xuling Wang, CEO

/s/ Xiaofan Bai*
XULING WANG

KING APEX GROUP HOLDINGS LIMITED

	By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

/s/ Xiaofan Bai*
CHAOYIN WEI

/s/ Xiaofan Bai*
JIA MENG

/s/ Xiaofan Bai*
WENBIAO BAI

/s/ Xiaofan Bai*
ZHIGANG SUN

/s/ Xiaofan Bai*
LISHA SHI

13

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Reven Housing REIT, Inc., and that this agreement be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such statement on Schedule 13D (including any and all amendments thereto), and for the accuracy and completeness of the information concerning such party contained therein. However, no party is responsible for the accuracy of completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, all of which taken together shall constitute the same instrument.

[THE NEXT PAGE IS THE SIGNATURE PAGE]

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

1-1

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of this 10th day of September, 2014.

KING APEX GROUP HOLDINGS IV LIMITED

By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

BOOM RICH INVESTMENT LIMITED

By:	/s/ Xiaofan Bai*
Xuling Wang, CEO

/s/ Xiaofan Bai*
XULING WANG

KING APEX GROUP HOLDINGS LIMITED

By:	/s/ Xiaofan Bai
Xiaofan Bai, CEO

/s/ Xiaofan Bai*
CHAOYIN WEI

/s/ Xiaofan Bai*
JIA MENG

/s/ Xiaofan Bai*
WENBIAO BAI

/s/ Xiaofan Bai*
ZHIGANG SUN

/s/ Xiaofan Bai*
LISHA SHI

*Executed by Xiaofan Bai pursuant to Power of Attorney

1-2

Exhibit 2

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

Boom Rich Investment Limited

By:	/s/ Xuling Wang
Signature

Print Name:	Xuling Wang, Director

2-1

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Xuling Wang
Signature

Print Name:	Xuling Wang

2-2

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Chaoyin Wei
Signature

Print Name:	Chaoyin Wei

2-3

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Jia Meng
Signature

Print Name:	Jia Meng

2-4

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Wenbiao Bai
Signature

Print Name:	Wenbiao Bai

2-5

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Zhigang Sun
Signature

Print Name:	Zhigang Sun

2-6

POWER OF ATTORNEY

(Section 13 and Section 16(a))

Know all by these presents that the undersigned hereby constitutes and appoints Xiaofan Bai, signing singly, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director or beneficial owner of more than ten percent of any registered class of the securities of Reven Housing REIT, Inc., or one or more of its subsidiaries (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”);

(2) execute for and on behalf of the undersigned, in the undersigned’s capacity as a stockholder of the Company, Schedule 13D and Schedule 13G and all and any amendments thereto, in accordance with Section 13 of the Exchange Act;

(3) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 or Schedule 13D or Schedule 13G and file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, and in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any of Forms 3, 4 and 5, Schedule 13D or Schedule 13G with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

The undersigned understands and acknowledges that the Securities and Exchange Commission requires any electronic requests for a Form ID and/or Passphrase be authenticated. The undersigned hereby confirms the authenticity of any such electronic request submitted for a Form ID and/or Passphrase, or any update thereto, by any of the foregoing attorneys-in-fact on or after the date hereof.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of August, 2014.

/s/ Lisha Shi
Signature

Print Name:	Lisha Shi

2-7